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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM SB-1


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              (Amendment No. _____)


                             MICROSOURCEONLINE, INC.
--------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)

       Delaware                    5045                       16-1605111
--------------------    ----------------------------    ------------------------
  (State or other       (Primary Standard Industrial        (I.R.S. Employer
  jurisdiction of        Classification Code Number)       Identification No.)
  incorporation or
  organization)

         130 Centennial Parkway North, Hamilton, Ontario, Canada L8E 1H9
                                 (905) 560-0255
         ---------------------------------------------------------------
          (Address and telephone number of principal executive offices)


           20 Bay Street, Suite 1205, Toronto, Ontario, Canada M5J 2N8
                                 (416) 848-0266
           -----------------------------------------------------------
                   (Address of principal place of business or
                     intended principal place of business)


                             Glen P. Hannemann, Esq.
                        Law Offices of Glenn P. Hannemann
          24 Brena, Irvine, California, United States of America, 92620
                                 (714) 544-1912
          -------------------------------------------------------------
           (Name, address, and telephone number of agent for service)

Approximate date of proposed sale to the public    December 1, 2002
                                                --------------------------

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
                         -------------------------------
   Title of each           Dollar        Proposed maximum    Proposed maximum
class of securities     amount to be       offering price    aggregate offering       Amount of
 to be registered        registered         per unit              price           registration fee
-------------------   ----------------   ----------------    ------------------   ----------------

   Common Stock       Up to $9,999,996       $ 6.00             $ 9,999,996           $  920.00


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1  X ;  Alternative 2   .
                                                       ---                ---

             PART I -- Narrative Information Required in Prospectus

                       [Prospectus commences on next page]

                                   PROSPECTUS
                                   ----------


The information in this Prospectus is not complete and may be changed. The registrant may not sell these securities until the registration statement filed with the SEC is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.



                             MICROSOURCEONLINE, INC.
                             -----------------------
                  A Delaware Corporation (the "Company or MSO")



Type of securities  offered:               Common voting stock, no par value
                                           (the "Shares" or the "Common Stock")

Maximum number of securities offered:      1,666,666

Minimum number of securities offered:        100,000

Price per security:                         $   6.00

Total proceeds:   If maximum sold:      $  9,999,996
                  If minimum sold:      $    600,000    (See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?   Yes.

     If yes, what percent is commission of price to public?   Eight and one-half
                                                              percent (8.5%)

Is there other compensation to selling agent(s)?           [X] Yes  [ ] No

Is there a finder's fee or similar payment to any person?  [ ] Yes  [X] No
                                                           (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?  [X] Yes  [ ] No
                                                           (See Question No. 26)

Is this offering limited to members of a special group,
     such as employees of the Company or individuals?      [ ] Yes  [X] No
                                                           (See Question No. 25)

Is transfer of the securities restricted?                  [ ] Yes  [X] No
                                                           (See Question No. 25)


INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS REGISTRATION UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS REGISTRATION.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE REGISTRATION, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE REGISTRATION, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY PROSPECTUS OR SELLING LITERATURE.

This Company: (Check at least one, as appropriate)

     [ ]  Has never conducted operations.
     [X]  Is in the development stage.
     [ ]  Is currently conducting operations.
     [ ]  Has shown a profit in the last fiscal year.
     [ ]  Other (Specify):  __________________________________________


This registration (the "Registration") is being made on a "best efforts basis," and there is a minimum number of One Hundred Thousand (100,000) Shares that must be sold in the Registration. The Company can give no assurance that all or any of the Shares will be sold. An escrow account shall be established, and all subscription funds will be held in this escrow account unless and until the minimum number of Shares are sold, at which point all net sales proceeds shall be paid directly to the Company. Subscriptions shall be irrevocable (assuming the minimum number of Shares are sold; if subscriptions are not received for One Hundred Thousand (100,000) Shares, all subscriptions shall be promptly returned to the subscribers thereof (without interest) and without deduction for commissions or expenses.

The Registration will begin on the effective date of this Prospectus, and continue until the Company has sold all of the Shares offered hereby, or such earlier date as the Company may close or terminate the Registration. There is no designated termination date for the Registration, but in no event shall the Registration remain open for more than one (1) year from the date hereof.

This Registration is on a first-come, first-served basis. If subscriptions exceed One Million, Six Hundred Sixty-six Thousand Six Hundred Sixty-six (1,666,666) Shares, all excess subscriptions shall be promptly returned to the subscribers thereof (without interest), again without deduction.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN OFFER NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE COMPANY INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED, AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

Upon registration under federal and state laws, the securities are to be offered by underwriters, dealers, or salespersons in Canada and the United States, including New York, Texas, California, Florida, and Ohio.

Additionally, again upon registration under federal and state laws, the securities are also to be offered other than by underwriters, dealers or salespersons in Canada (British Columbia, Newfoundland, Nova Scotia, New Brunswick, Prince Edward Island, Saskatchewan, Manitoba, Yukon Territory, North Western Territories, Ontario, Alberta, and Quebec) and in the United States, in New York, Texas, California, Florida, Ohio, Delaware, and Nevada. The securities are to be offered, as permitted by law, by word of mouth, print advertisements, and email.

                              [Inside Front Cover]

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

The Company . . . . . . . . . . . . . . . . . . . . . . . . . . .          6

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . .           6

Business and Properties . . . . . . . . . . . . . . . . . . . . .         11

Offering Price Factors . . . . . . . . . . . . . . . . . . . . .          22

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . .         26

Capitalization . . . . . . . . . . . . . . . . . . . . . . . . .          28

Description of Securities . . . . . . . . . . . . . . . . . . . .         29

Plan of Distribution . . . . . . . . . . . . . . . . . . . . . .          30

Dividends, Distributions and Redemptions . . . . . . . . . . . .          32

Officers and Key Personnel of the Company . . . . . . . . . . . .         32

Directors of the Company . . . . . . . . . . . . . . . . . . . .          34

Principal Stockholders . . . . . . . . . . . . . . . . . . . . .          35

Management Relationships, Transactions and Remuneration . . . . .         36

Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . .          38

Federal Tax Aspects . . . . . . . . . . . . . . . . . . . . . . .         39

Miscellaneous Factors . . . . . . . . . . . . . . . . . . . . . .         39

Management's Discussion and Analysis of Certain Relevant
   Factors . . . . . . . . . . . . . . . . .  . . . . . . . . . .         39

Financial Statements . . . . . . . . . . . . . . . . . . . . . .          42



THIS PROSPECTUS CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS REGISTRATION, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS PROSPECTUS.


This Prospectus, together with Financial Statements and other Attachments, consists of a total of 62 pages.

                                   THE COMPANY
                                   -----------


1.   Exact corporate name:                     Microsourceonline, Inc.

     State and date of incorporation:          Delaware, June 5, 2000

     Street address of principal office:       130 Centennial Parkway North,
                                               Hamilton, Ontario, Canada

     Company Telephone Number:                 (905) 560-0255

     Fiscal year (month) (day):                May 31

     Person(s) to contact at Company
        with respect to offering:              Sumit Majumdar, CEO, Bruce
                                               Frankel, COO, Jamie Lobo, CFO

     The Company is a marketing e-services and sales organization for the computer industry, maintaining and operating an Internet web site for resellers and purchasers of computer equipment and related peripherals. It is a Delaware corporation with a corporate headquarters at 130 Centennial Parkway North, Hamilton, Ontario, Canada. However, Sales and Public Relations are centered in offices located in Toronto, Ontario, Canada.

     A maximum of One Million Six Hundred Sixty-six Thousand Six Hundred Sixty-six (1,666,666), and a minimum of One Hundred Thousand (100,000) Common Shares are being offered to the public at Six Dollars ($6.00) per Share. This means from this Offering, the Company will receive a maximum of Nine Million Nine Hundred Ninety-nine Thousand Nine Hundred Ninety-six Dollars ($9,999,996), and a minimum of Six Hundred Thousand Dollars ($600,000), of the gross proceeds. Insiders hold Seven Million Nine Hundred Forty-six Thousand (7,946,000) shares of the Common Stock issued previously in private placements. Thus, upon completion of the Offering, approximately Seventy-eight Percent (78%) of the Common Stock will be held by these insiders, and Twenty-two (22%) by the public, assuming that all Shares offered in this Offering are sold.

     The Company presently has two (2) underwriters in place and is in discussions with various other underwriters for best-efforts underwriting services. These and any other underwriters will receive such compensation as is allowed by the NASD. This compensation is anticipated to be an Eight and One-half Percent (8-1/2%) commission on all sales effected by the underwriter, plus One and One-half Percent (1-1/2%) non-accountable expense reimbursement.

     Of the Shares offered hereby, the Company is offering all Shares, and stockholders of the Company are offering no Shares. The Company will receive all proceeds from the sale of Shares, after payment of all expenses and any brokers' or underwriters' compensation. Prior to this Offering, there has been no public market for the Company's Common Stock.


                                  RISK FACTORS
                                  ------------

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

     HIGH RISK INVESTMENT. THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK, AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CONSIDER VERY CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS.

     The following factors, in addition to the other information contained in this prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this prospectus.

     (1)  The Company's  Recent Origin.  The Company was incorporated in June of
          -----------------------------
2000. Although it has been conducting operations since June 2001, this has been on a small albeit growing scale. Consequently, the Company has very little historical information that can show an actual performance trend.

     (2)  Minimal  Revenues.  As the  Company  is  primarily  still  engaged  in
          ------------------
development and test market operations, there are currently minimal revenues. It may be difficult for the Company to increase its revenues if there is a drop in anticipated market acceptance.

     (3)  Market Acceptance of Internet-related  Business Model. Due to a common
          ------------------------------------------------------
problem of internet-related businesses reaching their revenue targets, the market may be less willing to accept internet-related business models, such as the Company's.

     (4)  Management  of Web Services  with  Accelerated  Growth.  The Company's
          -------------------------------------------------------
current management team may not have enough experience to handle accelerated growth. Although key management personal have been identified to assist the Company once growth accelerates, there are no guarantees when or if these management personnel will join the Company if this Offering is unsuccessful.

     (5)  Recruitment  of  Competent  Management.  Likewise,  there  can  be  no
          ---------------------------------------
assurance that the management personnel that have been identified as able to increase the Company's infrastructure will be able to execute on their responsibilities.

     (6)  A Major  Distributor  May Align  with the  Company's  Untapped  Target
          ----------------------------------------------------------------------
Market with its Own Offering. If a well-financed major competing manufacturer or
-----------------------------
distributor enters into the market, they may have access to a more substantial customer pool and supplier database. Although MSO hopes to be the first to market in its niche, there can be no assurance that MSO would be able to retain its market share if a well-funded manufacturer enters into the market with its own offering.

     (7)  Failure to Raise More Than  Minimum  Proceeds.  There is a One Hundred
          ----------------------------------------------
Thousand (100,000) Share minimum that must be sold in this Offering, or the Company will realize no proceeds. Even if the minimum floor is reached, if substantially fewer than the maximum number of Shares offered are sold, while the Company intends to proceed with its plans, it will have to proceed on a much smaller scale and with a lower likelihood of success.

     (8)  Market  Acceptance May Take Longer Than  Predicted.  It is anticipated
          ---------------------------------------------------
that market acceptance within the Company's target market niche will take place within between three (3) and twelve (12) months after first contact. However, as this is a pioneering effort, there can be no assurance how long it will take to gain market acceptance, and it may require more time and greater resources to attain than is presently anticipated.

     (9)  Significant  Change  in  Computer  Technology  Markets.  The  computer
          -------------------------------------------------------
industry is constantly changing and there could be a risk to the success of the Company's business if a medium was created that competes against the Internet.

     (10)  Best Efforts Offering. This Offering is being made on a "best efforts
           ----------------------
basis," and there is a minimum number of One Hundred Thousand (100,000) Shares that must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. An escrow account will be established (see
Item 26 below), and once the floor is met, all subscription funds will be paid directly to the Company. Subscriptions are not refundable once the minimum placement of Six Hundred Thousand Dollars ($600,000) is achieved.

     (11) Need for Additional Capital.  The Company plans an ambitious marketing
          ----------------------------
and expansion program of the services offered via its web site that will require expenditure of the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition, and results of operations. If additional funds are needed to develop and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing, or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

     (12) No Regular  Trading  Market May Develop.  Following the Offering,  the
          ----------------------------------------
Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934 (the "Exchange Act"), depending on how many Shares are sold, and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are possible by virtue of regulations promulgated under Rule 15c2-11 of the Exchange Act, which require that before broker-dealers can make a market in the Company's securities, and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers, and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the relatively small size of the Offering, the duration of the Offering, and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market may not develop in the near term, if at all, or that if developed, it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

     (13) No State  Registration.  The Company has not yet registered its Shares
          -----------------------
for sale in any state. The Company can offer no assurance that state laws would not be violated through the further resale of its Shares. The Company intends to register its Shares for sale in those states in which there are indications of sufficient interest. So far, no Shares have been offered, and therefore there have been no indications of interest from, and hence no registrations in, any state.

     (14) Arbitrary  Offering Price of the Company's  Securities.  Prior to this
          -------------------------------------------------------
Offering, there has been no public market for the Company's Shares. The initial Offering price of the Shares has been determined arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities markets, and the market conditions for new offerings of securities. The price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to founding shareholders, or any other ordinary criteria of value.

     (15) No Prior Market for Common Stock.  Prior to this  Offering,  there has
          ---------------------------------
been no public market for the Company's securities, and there can be no assurance that an active trading market will develop after this Offering, or, if developed, that it will be sustained. Initially, the Company may be too small for its securities to be included on the NASDAQ Small Cap Market if it does not sell enough of its common shares to meet the listing requirements following this IPO. Such securities may be subject to a rule under the Exchange Act that imposes additional stringent sales practice requirements on broker-dealers who sell the Shares. Those sales practice requirements, if imposed, would adversely affect the ability of broker-dealers to sell the Shares, and consequently would adversely affect the public market for and the trading price of the Common Stock.

     (16) Shares Eligible for Future Sale. The  availability for sale of certain
          --------------------------------
shares of Common Stock held by existing shareholders of the Company after this Offering could adversely affect the market price of the Common Stock. Of the maximum of Ten Million, Two Hundred, five Thousand, Eight Hundred and sixteen (10,205,816) shares of Common Stock to be outstanding following this Offering, Eight Million Five Hundred Thirty-nine Thousand One Hundred Fifty (8,539,150) shares were issued to the Company's existing shareholders prior to this Offering in private transactions in reliance upon exemptions from registration under the Exchange Act, and are, therefore, "restricted securities" under the Exchange Act, which may not be sold publicly unless the shares are registered under the Exchange Act or are sold under Rules 144 or 144A of the Exchange Act after expiration of applicable holding periods as discussed in greater detail in response to Question 27, below. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities (including but not limited to the Shares) and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities.

     (17) Underwriters'  Influence on the Market.  The Company presently has two
          ---------------------------------------
underwriters who have advised the Company that they intend to make a market in the Common Stock after the Offering or otherwise to effect transactions in the Common Stock. Additional underwriters may enlist to participate in these regards after the date of this Prospectus. Any such market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the Common Stock upon conclusion of the Offering may be significantly affected by the degree, if any, of underwriters' participation in such market.

     (18) Dilution.  Purchasers  of the  Shares  offered  hereby  will  incur an
          ---------
immediate substantial dilution, in terms of book value, from the public Offering price of approximately Five Dollars ($5.00) per Share, assuming that all offered Shares are sold. If less than the maximum number of Shares is sold, the dilution will increase to approach a limit of Five Dollars Sixty-two and One-half Cents ($5.625) per Share (if only the minimum of One Hundred Thousand (100,000) Shares are sold).

     (19) No Dividends.  No dividends  have been paid on the Common Stock of the
          -------------
Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations, rather than being distributed as dividends, will be devoted to facilitating growth of the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefor, and other relevant factors, and will be made by the Company's Board of Directors in the exercise of its sole and exclusive discretion at that time.

     (20) Brief Operating History as a Marketing Company;  Uncertainty of Future
          ----------------------------------------------------------------------
Operating Results.  The Company has an operating history of Fifteen (15) months'
------------------
experience offering its services to computer VARs and consultants upon which an evaluation of its business and prospects can be based. Since inception, the Company's web site business has generated sales and income of Nine Thousand ($9,000). The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved. The limited operating history of the Company makes the prediction of future results of operations difficult if not impossible, and the Company and its prospects must be considered in light of the risks, costs, and difficulties frequently encountered by emerging companies, particularly companies in the highly competitive computer sales industry.

     (21) Emerging Service Level; Dependence on Telecommunications  Carriers and
          ----------------------------------------------------------------------
Other  Service  Providers;  Demand for  Products.  The market for the  Company's
-------------------------------------------------
services continues to develop. Although the rapid expansion and increasing complexity in recent years of internet web sites such as the Company's that provide services facilitating computer industry product purchasing, has increased the demand for product, the awareness of and the need for such services is a recent development. Delays in the introduction of advanced services, such as network management outsourcing, the failure of such services to gain widespread market acceptance, or the decisions of telecommunications carriers and other service providers in the deployment of these services would have a material adverse effect on the Company's business, operating results, and financial condition.

     (22) Dependence on Key Personnel.  The Company's  success is  substantially
          ----------------------------
dependent upon a limited number of key management, sales, product development, technical services, and customer support personnel. The Company believes that its future success will depend in large part on its ability to attract and retain highly skilled managerial, sales, technical services, customer support, and service development personnel. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of one or more of such key employees could have a material adverse effect on the Company's business, financial condition, or results of operations. In particular, the Company would be materially adversely affected if it were to lose the services of Sumit Majumdar, Founder, President and Chief Executive Officer, Bruce Frankel, Chief Operating Officer, Jamie Lobo, Chief Financial Officer, or Paul Lomack, Vice President of Research & Development, each of whom has provided significant leadership, direction, and services to the Company since its inception. The Company does not hold key-man life insurance or accident insurance policies on, these key personnel. Even if it had other policies, there is no assurance that any person lost could be replaced by qualified personnel. At the same time, there are numbers of well-trained prospective key employees readily available in today's tight marketplace, though at substantial cost. Failure to attract and retain key personnel could materially adversely affect the Company's business, operating, results, or financial condition.

     (23) New  Services  and Rapid  Technological  Change.  The  market  for the
          ------------------------------------------------
Company's  services  is  comprised  of  purchasers  and  resellers  of  computer products, which market is characterized by rapidly changing technologies, evolving industry standards, changing regulatory environments, frequent new product introductions, and rapid changes in customer requirements and preferences. There can be no assurance that the introduction or announcement of new and/or improved services by the Company will cause customers to continue or increase their use of Company services or their purchases of products offered through those services, nor can there be any assurance that the products and services offered by MSO will continue to spur demand for those products. Any decrease in the utilization of the services offered through the Company's web site could have a material adverse effect on the Company's business, operating results, or financial condition.

     (24) Risk of Product Defects.  Computer  products as internally  complex as
          ------------------------
those purchased and sold through the MSO web site may contain errors or defects, especially when first introduced or when new versions or enhancements are released. Because the Company does not manufacture any of the products sold over its site, but instead merely provides the mechanism by which said sales may be more expeditiously effected, the Company does not maintain product liability insurance. Although the Company's agreements with those of its customers who offer products for sale through the MSO web site will typically contain provisions designed to limit the Company's exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect the Company against such claims and the liability and costs associated therewith. Accordingly, any such claim could have a material adverse effect upon the Company's business, results of operations, or financial condition.

     (25) Competition.  There are other  internet-based  online  sourcing  sites
          ------------
offering computer component purchasing services and e-mail-type marketing services. Although all of them target large volume orders, greater than Ten Thousand Dollars ($10,000), and none of them presently offer procurement services for small- (Five Hundred Dollars ($500) or less) and medium- (Five Hundred to Ten Thousand Dollars ($500-$10,000)) -sized orders (which is the Company's present and intended future focus), one or more might attempt to do so. Some of the Company's current and potential competitors may have longer operating histories and may have significantly greater financial, technical, sales, marketing, and other resources, as well as greater name recognition and a larger customer base or larger product order base, than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer preferences or requirements, or to devote greater resources to the development, promotion, sale, and support of mechanisms to facilitate sales of computer products than the Company. Moreover, the Company's current and potential competitors may increase their share of the computer product resale market by strategic alliances and/or the acquisition of competing companies. Finally, the principal competitive factors affecting the market for the Company's services are functionality, speed, variety, security, and facility of effecting purchases. The Company's market is continually evolving, and there can be no assurance that the Company will be able to compete successfully against current or future competitors, and the failure to do so successfully would have a materially adverse effect upon the Company's business, operating results, and financial condition.

     (26) Intellectual  Property and Other  Proprietary  Rights.  The  Company's
          ------------------------------------------------------
success and ability to compete is dependent in significant part upon its proprietary server technology. The Company relies on a combination of trade secret, copyright, and trademark laws, nondisclosure and other contractual agreements, and technical measures to protect its proprietary rights. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or "reverse-engineer" aspects of the Company's services or to obtain and use information of, from, or by the Company that the Company regards as proprietary. There can be no assurance that the steps taken by the Company to protect its proprietary technology will prevent misappropriation of such technology, and such protections may not preclude competitors from developing services (including web servers) with functionality or features similar to those of the Company. This would have a material adverse affect on the Company's business, operating results, or financial condition. In addition, the Company's Internet site is accessible globally, and effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. While the Company believes that its web site, services, and trademarks do not infringe upon the proprietary rights of third parties, there can be no assurance that the Company will not receive future communications from third parties asserting that the Company's services infringe, or may infringe, the proprietary rights of third parties. Any infringement claims, whether with or without merit, could be time-consuming, result in costly litigation and diversion of important technical and management personnel, cause product shipment delays, or require the Company to develop non-infringing technology. In the event of a successful claim of technology infringement against the Company and failure or inability of the Company to develop non-infringing technology or license the infringed or similar technology, the Company's business, operating results, or financial condition could be materially adversely affected.

     (27) No Prior  Trading  Market for Common  Stock;  Potential  Volatility of
          ----------------------------------------------------------------------
Stock Price.  Prior to this  Offering,  there has been no public  market for the
------------
Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public Offering price has been determined arbitrarily, and may not be indicative of the market price of the Common Stock after this Offering. The market price of the Shares is likely to be highly volatile, and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new services, product offerings, or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the computer industry, general market conditions, and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results, or financial condition.

     (28) General  Economic  and Market  Conditions.  Segments  of the  computer
          ------------------------------------------
industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns, and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results, and financial condition.

     (29) Control by  Existing  Stockholders.  Immediately  after the closing of
          -----------------------------------
this Offering, assuming that the maximum of Shares offered hereby are sold, Seventy-eight Percent (78%) of the outstanding Common Stock will be held by the directors and executive officers of the Company and related persons. The present stockholders, if acting together, would be able to continue controlling substantially all matters requiring approval by the stockholders of the Company, including the election of all directors. As a result, those directors and the officers, if acting together, would be able to control substantially all significant corporate transactions. This could make it impossible for the new, public stockholders to influence the affairs of the Company.

     (30) Anti-takeover Effects of State Law. Certain provisions of Delaware law
          -----------------------------------
could delay or make difficult a merger, tender offer, or proxy contest involving the Company.

     (31) Shares  Eligible For Future  Sale.  Sales of a  substantial  number of
          ----------------------------------
Shares in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

     Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Prospectus, potential investors should keep in mind other possible risks that could be important.


                             BUSINESS AND PROPERTIES
                             -----------------------

3.   With respect to the business of the Company and its properties:

     (a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

     The business of Microsourceonline Inc. originated as a proposed solution to a significant computer-industry problem.

     As computers have evolved from giant structures that occupied an entire house, to small, efficient machines that fit atop one's desk -- or lap -- they have been more and more in demand. This is true not only for the computer industry as a whole, but also to the computer wholesale industry. That demand has spurred the rapid growth in the computer wholesale industry throughout the 1990s, and continues today, albeit at a slower pace.

     The computer wholesale industry operates in a deceptively simple way. Product is "sourced" (located and purchased) by a broker or distributor from either the manufacturer or another broker, and then re-sold to "Value-Added Resellers ("VARs") or consultants. In turn, VARs and consultants re-sell products to the ultimate end user. While product price and reliability are important issues, one of the most important factors for VARs and consultants is from whom they source their product.

     In the past, finding reliable and cost-effective suppliers has proven difficult for VARs. Few of the suppliers and distributors who sell to VARs advertise in any form, including the Yellow Pages or in trade journals. In order to do business with these elusive companies, VARs and consultants have been forced to use the telephone and Internet. Alternatively, distributors may directly contact VARs, or conduct "pitches" through telemarketing and fax broadcasts. A VAR or consultant may receive hundreds of faxes per week from distributors in their local area.

     The primary problem arising from this informal, unstructured method of effecting sales to VARs (who must of course first obtain the product they need themselves before being able to turn around and re-sell) is the difficulty for the VAR in judging the reliability of suppliers in the time required to review all competing vendors and find the best price. Very few distributors maintain warehousing facilities, thus the product the distributor is selling is usually not actually "on hand" when the sale is made. This results in a lack of reliability with respect to both price (which may increase before the supplier can sell the product) and availability (it may take the supplier some time to itself receive the product and then forward it on for shipment to the VAR-customer).

     Compounding this problem of finding accurate pricing and ready availability of goods is the current industry trend of VARs and consultants moving toward a "just-in-time" inventory system. This requires distributors to have inventory on hand, or else be able to source product quickly, in order to fill orders upon receipt.

     As component prices have continued to drop throughout the 1990s, and more computers have entered service in both businesses and households, demand for computer components by VARs and consultants have increased concomitantly. Management expects this trend will continue. In order to source their product, VARs and consultants are increasingly demanding competitive pricing and ready availability of the product in an easy-to-read format. Simply put, they want to be able to "comparison shop" for product from different distributors at the best price possible and receive the product quickly.

     To meet this demand, the Company established the Microsourceonline.com Internet site on the World Wide Web (the "Web Site").

     In June 2001, the Company launched the Web Site and began offering its unique business-to-business ("B2B") services to VARs and Consultants in the computer wholesale and resale distribution industry. These services allow resellers to source best pricing and availability when they are looking for computer components by comparison shopping. The Web Site provides an easy-to-navigate listing of "pre-screened" computer hardware and software vendors determined to be reputable by MSO, allowing the VAR to connect seamlessly to the distribution channel. The VAR customer can select the distributor that appears to have the best price and/or product, and then place an order for the product(s) directly online. Customers will be able to broker their own product as opposed to having to use a conventional broker. Once logged on, a customer can search for specific product by suppliers geographically. For example, a customer could request product that is found in New York, or anywhere in the United States or Canada. This feature is unique to the Microsourceonline.com site. Pricing search capability is currently limited to Canada, however, pricing search capability within the United States is expected to be added following completion of the Offering.

     Several unique and valuable services are offered that will draw customers to the MSO Web Site. First, and most importantly, the Company has researched all the companies featured at the site, and is completing the process of categorizing them by warehousing abilities (number of SKUs), RMA policies (governing the return of unfavorable goods), and quality of service. This data is extremely important to buyers, and the fact that this data has not previously been available online has been a reason that many VARs have chosen not to use the Internet for sourcing up until now.

     Secondly, the MSO site will allow each customer to set its own individual user preferences, which subsequently appear every time the customer "logs on" using standard logon procedure. The customer's 10-digit telephone number serves as its "user ID," which is not only simple for the user to recall and input, but also allows for multiple branch membership.

     The Web Site offers a number of advantages to VARs and consultants. They will no longer need to spend hours on the phone calling around to find a distributor that carries the product(s) they are looking for. They can simply source it online before they make the call. It will also broaden the number of suppliers that are available to them to supply the product. Finally and most importantly, it will save them money. They will be able to compare prices of components from various distributors, and choose the one that is most cost efficient for them.

     While the Web Site can obviously generate revenue from the companies that use the site (primarily user fees paid by VARs and consultants), it can also generate revenue in many other ways, including targeted banner advertising. These various revenue sources are discussed in detail below. It is expected that computer resellers and any suppliers seeking to target this segment of the market will use the Web Site, and many have expressed an interest in paying to place advertisements on the site. Suppliers also pay a monthly fee to list and update their online product information daily. Additional related services offered include targeted email and specialized telemarketing.

     The  Web  Site  may  be  viewed   online  by   entering   the  web  address
http://www.microsourceonline.com into the browser and clicking "Go".
--------------------------------


     (b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

     As discussed above, the Company launched its Web Site providing unique searching and product listing capabilities in June 2001. Since inception of the site, MSO has continued its development of the services offered on the Site by expanding the tools and services offered to users through the addition of new features. As of the date hereof, the Web Site offers the following features:

     1.   General features

          a) Ease of navigation - The Web Site is easy to navigate. The site focuses on computer hardware, software, and industry valued e-services. No other types of equipment are or will be offered.

          b) Power searching - MSO's powerful "XPERT" database search engine allows the user to search using a number of criteria including vendor, item, location, manufacturer, product category, and part number. All categories are sub-categorized to increase the ease with which the database can be searched. A customer is able to start with a broad-based search, and then narrow down the focus of the search. The user also has the ability to browse the alternative items available with detailed product descriptions.

          c) Customized accounts - A log-on script allows the Web Site to customize accounts for its users. Though the site defaults to the individual VAR-user's geographical "home base," the customer is able to change the searchable area as desired. By choosing a
               region,   products  are  available  to  customers  within  a  two
               (2)-business day shipping window.

     2.   Specific features

          a) "All-in-One Driver Database" - A driver database is provided for all types of computer peripherals, an invaluable resource for a VAR. Many companies that sell product require customers to search through the web sites of manufacturers for driver data to initialize or operate peripherals on those other web sites. Many of these web sites are themselves very difficult to navigate, and may have removed drivers for discontinued and end-of-line products. Management believes this feature alone is a major contributor to the increasingly heavy traffic on the Company's Web Site.

          b) "The Broker's Corner" - A link to a bulletin board listing containing a seven (7)-day posting window permits both VARs and suppliers to source high volume product at exceptional savings. This service is not regulated by MSO, but VARs are able to confirm availability and pricing directly with distributors.

          c) "The Manufacturers' Links" - The Web Site contains links to manufacturers' own web sites, so that customers can get in-depth information on most of the products being listed "straight from the horse's mouth." To management's knowledge, no other industry web site makes this information available to clients for their decision-making process.

          d) "The Technical Corner" - Often VARs need more complete technical information than many vendors make available. The MSO site has a "technical corner" where VARs can post or email questions to the Company's experienced technical staff of certified technicians, who are described below. This feature will be released within three months of this offering.

          e) "The Auction Center" - Under construction on the MSO Web Site is a liquidation and auction room. While many web sites offer auctions, they do not qualify the companies posting the products being offered, usually because the site personnel are themselves unfamiliar with the products. The Company's personnel qualify as experts in computer products, as discussed below. Most users will not bid on product in an online auction or buy liquidation product as it is normally sold on an "as-is, where-is" basis, and the user has no opportunity to examine the goods. Although most competitor auction sites require listing companies to agree to verify that the companies actually have the product they are offering, the sites have no way to verify that fact, or settle disputes that arise post-auction. The various MSO site services combine to ensure that the product indeed exists, and that it is in stock, itemized, and catalogued.

          f) "Email Broadcast server" The most powerful direct marketing service in the industry. MSO believes it has the most complete and extensive email database in Canada for the VAR market. Distributors and manufacturers alike currently use email marketing to reach potential VARs with new products and marketing information. MSO charges a standard (per piece) rate on email broadcasting.

     The Company has acquired specialized server hardware for deployment allowing for mission critical serving required for an online order-processing environment. The Company has also developed marketing e-services now being offered to its members directly and via the Web Site. These services include telemarketing, telesales, email marketing, financial services, discount purchasing, and online web design and hosting. The Company is committed to continuing to improve its ASP e-services while deploying them to its Members, including advances in MSO's server architecture to include RAD (rapid application development) tools to advance scalability, reduce redundancy issues, and ease connectivity of collaborative partner networks. The Company expects to deploy EDI procurement capability over the next five to six (5-6) months in order to execute Phase II of its business plan. MSO has verified the feasibility of an online transactional system with its current agreement with Pricebridge.com Inc. The Company has established in-house expertise to continue its site development and services deployment requirements.

     In sum, the Microsourceonline.com Web Site has been designed with the VAR in mind, the ultimate business purchaser who has previously been left unsatisfied, and unwilling to use computer procurement web sites. The MSO site is a comprehensive "one-stop shop" aimed at the small- to medium-sized VAR market (the opposite end of the customer size spectrum from other computer sourcing web sites). Consultants and VARs may comparison-shop from reputable distributors. Their buying pattern is facilitated by a "just-in-time" inventory system, buying small quantities of product in high frequency. Users of www.microsourceonline.com are easily able to log on to the Web Site, source product from local distributors, research product features, download many hard-to-find drivers, ask technical questions, and receive one-on-one technical support. At the same time, vendors are afforded the opportunity to find and reach most of these VARs, who are most often unreachable by conventional marketing efforts. Management believes it has structured, and continues to refine, the MSO Web Site to be the ultimate online computer wholesaler.

     The Company's strategy is to not be dependent on any one supplier or distributor, but to create an active, true online market to promote activity and competition between suppliers very much along the lines of the current "brick and mortar" marketplace -- only expedited, using all the tools available through internet operations. The Company anticipates that it may find it does not have sufficient funds to execute all its goals even upon maximum completion of this Offering, and expects to contemplate subsequent offerings.

     MSO is not now, and does not expect to become, dependent upon one or a limited number of suppliers for essential materials, energy, or other items. The Company has previously established contracts with several suppliers, including a major Canadian supplier. These suppliers provide hardware and software to the VAR market.


     (c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

     Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

     Note: Because this Prospectus focuses primarily on details concerning the Company, rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

     The computer reselling industry is broken into three main groups: the small (and medium) value added reseller, the large value added reseller, and the direct marketer. MSO is focused on the masses of small and medium VARs. Smaller VARs source product in low quantity and buy through catalogs. Large VARs can negotiate pricing based on volume, while direct marketers usually buy directly from Original Equipment Manufacturers (OEMs).

     Briefly, the computer industry's resellers usually operate on margins of between eight percent (8%) and fifteen percent (15%). Management's research indicates that this margin range for resellers is primarily the result of buying poorly, with resellers quickly becoming dependent upon a certain few suppliers with whom they become acquainted and primarily do business with. In the end, the result is that the VARs become less competitive. Thus there remains a great need to provide a mechanism to source product more easily (more quickly and efficiently), and more widely (from a greater number of sellers), in order to enable resellers to increase their margins.

     The market targeted for the MSO business opportunity, specifically, small- and medium-sized Value Added Resellers, represents thirty-five percent (35%) of the total purchasing power in the North American computer industry. This was confirmed by the Company's test marketing exercises addressed in detail in
Section 3(d) below under "marketing". In dollar volume, this group encompasses over 300,000 VARs and consultants, representing over $300 Billion in potential purchasing power.

     Geographically, the Company's principal executive offices are in Ontario, Canada. Initially, the MSO Web Site has initially been providing services to Canadian VARs and consultants, with products being accepted for listing on the site primarily but not exclusively from Canadian distributors and manufacturers. Of course, because of the nature of the World Wide Web, almost any site in the world is accessible from almost any other site in the world. Thus, the MSO Web Site itself is accessible from almost everywhere on the Web, and in that sense the Company's services are available globally in an "intangible geographic" sense even while physically headquartered in Canada. Currently, however, the manufacturers, distributors, and VARs are primarily located physically in Canada. Again, the Company expects to implement U.S. pricing search capability following completion of the Offering.

     After a free trial-offer period (an integral part of the Company's marketing strategy, discussed below), each reseller who maintains its membership with MSO is assessed a monthly fee of Fifty dollars ($50). Advertising rates are standardized, and all e-services are available with annual contracts at a substantial discount to current market rates. Most e-services are also offered on a trial basis, and once subscribed to, monthly billing is then scheduled.

     As stated previously, Microsourceonline.com is a comprehensive "one-stop shop" aimed at the small- to medium-sized VAR market, and to vendors seeking to market product directly to that target VAR group. There are currently three other major web sites offering computer-sourcing services. Management believes those sites are not directly competitive, not only because they target brokers and dealers for the opposite end of the VAR size spectrum (namely, large-volume purchasers), but also because the sites are limited in the services they make available, and do not post compiled database information. By contrast to the MSO site, which conducts extensive research on vendors and updates those vendors' pricing continuously, vendors on these competing sites are permitted to post anything they desire.

     For computer resellers, declining margins, the growing voice mail problem of keeping callers on hold for far too long (or not letting callers through at all), and the lack of sales support services has created the need for a Microsourceonline.com to fill a void not being filled by other companies. The services offered through the MSO Web Site significantly reduce the VAR's costs of goods sold and the time required to purchase these goods by providing focused on-demand pricing and availability of those products about which a VAR is interested. With reliability being a key issue, these services also reduce the risks to VARs and consultants of purchasing from new companies by strictly qualifying the ability of those companies to distribute product.

     One of the most significant services offered on the Web Site is access to MSO's powerful "XPERT" search engine, used for finding the best-priced computer commodities daily. This unique searching capability empowers VARs and consultants with their own personalized brokerage e-services. The Microsourceonline.com Web Site allow these VARs and consultants to source their own product "24:7" by providing them with up-to-date pricing from suppliers across the country as well as locally. This is accomplished via XPERT, now deployed on the Web Site, which allows current price and availability searches focused by requested product categories selected by the Member user.

     MSO's management has extensive industry experience in the computer retail, computer consulting, and computer distribution business sectors with which to capitalize on this opportunity. The MSO team recognizes an exciting opportunity in building an international B2B Community: As computer VARs seek out new ways to improve their bottom line, MSO is providing them with an advanced internet delivery mechanism to replace their existing low margin revenue opportunities with higher margin revenue opportunities made available to them through the use of the Web Site's search engine while significantly improving the level of satisfaction experienced from current procurement methods. Replacing the use of conventional telephones for sourcing product is the most significant factor in this increase in satisfaction levels. The Company's founder personally conducted a study while operating previously as a computer industry VAR. The results were gathered over a one-year period, utilizing a precursor to MSO's XPERT procurement technique to establish price as opposed to using "the top three vendor sourcing" method currently used by most VARs. The study demonstrated that a VAR could consistently reduce its current cost of goods by up to Eighteen Percent (18%) using a search system such as MSO's EXPERT. Although the study was conducted by one VAR, and may not represent a true indication of savings of the majority of VARs, the Company believes the results will prove generally applicable to most similarly sized and situated VARs.

     The Company acts as an online broker and consultant to advance the exchange of goods in the reseller industry. There are no companies providing this type of solution. Fees charged for services rendered through the MSO Web Site depend greatly on the type of service used and the volume of transactions from specific customers. MSO makes money by charging a commission to market a new product or concept into the distribution channel.

     The Company's main online competition comes from CNET, Globalsources, and eBay, all of which companies have a foothold in the U.S. reseller market, but none of which cater exclusively to the small value added reseller.

     CNET (NASDAQ: CNET) is an extremely large web-based business with a market CAP of $897,123,500 as of March 19, 2002, and a Loss Per Share as March 19, 2002 of Fourteen Dollars and Fifty Cents (-$14.50). CNET recently entered into the wholesale market offering information services to VARs in order to help them source products from distributors, but does not focus on this service. However, CNET has innovative products, and is the Company's greatest potential competitor.

     Globalsources (NASDAQ: GSOL) is a global sourcing site for resellers around the world. Globalsource had a market CAP of $105,216,000 and Earnings Per Share of Three Cents ($0.03) as of March 19, 2002. GSOL offers an assortment of product lines ranging from ceramics to computers. Globalsources competes against MSO by offering wholesale all types of products to thousands of resellers globally. GSOL does not focus on one type of product or any particular computer equipment.

     EBay (NASDAQ: EBAY) is an online auction site selling nearly everything under the sun. In the computer realm, eBay caters primarily to end-users, and has no particular focus on resellers and their products. EBay had a market cap of $15,968,022,840 and Earnings Per Share of Thirty-three Cents ($0.33) as of March 19, 2002. MSO currently posts liquidation product for auction on the eBay website, and uses eBay's services for the auction component of MSO's revenue model.

     The Company believes it can and will effectively compete against these companies provided the Company focuses on providing services that bring MSO's target market into its marketing reach. MSO intends to establish marketing partnerships with key distributors to make it difficult for "copycat" sites to make similar alliances.

     There is currently no marketing competition for the products and services being offered by MSO, save MSO's soon-to-be-deployed auction site. MSO plans to charge approximately Fifteen Cents ($0.15) per email and Ten Cents ($0.10) per product listed on the Web Site. By comparison, eBay charges Two Dollars Twenty-five Cents ($2.25) per product listed plus a commission on the sale, and does not offer email broadcasting. For its part, GSOL does not broadcast email at all, at this time.


     (d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort, which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Marketing Strategy
------------------

     Microsourceonline, Inc. is continuing the marketing strategy with which it commenced providing services to VARs and consultants located in Canada. VARs are contacted by telephone via the MSO Call Center using the Company's extensive proprietary database of VAR and consultant contact information. VARs and consultants are informed of the various services offered through the MSO site, in particular that the Company has compiled information about the suppliers approved to offer products through the site including the suppliers' product lines and pricing schedules, allowing resellers the obvious advantage of being able to quickly and easily comparison-shop for exactly the product desired. Although the initial focus at this point is Canada, the Company intends to pursue the United States market, and is currently compiling a U.S. reseller database.

     Specifically, MSO deploys telemarketing to solicit new customers. Telemarketers undergo education that addresses the types and advantages of each product being offered through the site, as well as proper telephone etiquette. These employees are randomly monitored to ensure that they have and use proper techniques and are conducting themselves at all times in a professional manner, including honoring "do-not-call" requests.

     Generally, the Company is promoting Microsourceonline aggressively. Following the completion of a successful IPO, MSO will commence advertising in print in computer magazines and journals targeting the reseller market. The Company plans to attend conventions such as Comdex and CeBit, the world's most prominent computer shows. Microsourceonline.com is in the process of securing listings with the most popular search engines, such as Yahoo!, Lycos, and WebCrawler. Finally, email broadcasts are being sent to potential members detailing the site's unique features and services, and inviting registration for a free trial site membership.

     Free trial memberships to utilize the MSO Web Site's services are offered for a period of ninety (90) days to ensure that the potential VAR member frequents the site and has sufficient opportunity to explore the array of services offered. Thereafter, Preferred Membership is maintained for a fee. Those reluctant to pay for membership services beyond the trial date are reminded of the additional and continuing benefits of Preferred Membership. The Company will also sponsor giveaways and other draw-based promotions to add incentive to potential and trial members to continue using the site. With an aggressive email and advertising campaign combined with the many invaluable value-added services described above, the Company believes that it will exceed Two Thousand Five Hundred (2,500) active Preferred Members in Canada by the end of June 2003.

Beta Testing
------------

     MSO conducted a beta test of its marketing program from July through August 2000. The purpose of this test was to validate empirical and non-empirical data collected from the new computer distribution market analysis already performed.

     The beta test consisted of four (4) designated MSO sales personnel conducting, over a four (4) week period, a survey study that probed distributor acceptance of both the concept of the MSO Web Site, and the attractiveness of its proposed offered services. Over Ten Thousand (10,000) VARs were contacted, and some Seventy-five Hundred (7,500) participated in responding to specific sample studies and surveys. Over Ninety-two Hundred (9,200) Resellers signed onto MSO to utilize the Web Site. Each participating Reseller was asked specific questions about its own distinct operations, sales analysis, and product typically sold. This yielded a satisfyingly broad analysis of what products are gaining greater market acceptance. Resellers were also invited to subscribe to the MSO email bulletin, and were then given their exclusive sign-on "user id" and password to start utilizing the site upon its launch. (All email broadcasts always have a direct link to the Microsourceonline.com Web Site to place orders.)

     Management believes the beta test was extremely successful. With over a Ninety Percent (90%) sign-on, the test demonstrated widespread demand for the services offered over the Web Site, with little or no competition for MSO's site in the market place.

Additional Revenue Sources
--------------------------

     Transactional revenues. Microsourceonline Inc has entered into an agreement
     -----------------------
with Pricebridge.com Inc. to provide an "EDI Bridge", a direct EDI connection and an email ordering system to connect MSO's distributors to MSO's VARs. By creating an online transactional system, MSO plans to earn commissions of between One-half Percent (0.50%) to Two Percent (2%) on all VAR purchases. Since some of MSO's distributors are not sophisticated enough in their accounting systems to allow for an EDI Bridge, MSO has designed an email order delivery system with third party verification in order to span this gap. All distributors who wish to use this automated ordering system will pay a transactional fee to MSO.

     Leasing revenues.  MSO has a signed agreement with Alliance Finance Inc. to
     -----------------
create a "white labeled leasing product" for MSO VARs. This product is named "MSO Finance." VARs will be able to use "MSO Finance" to finance small business and consumer leases with online credit adjudication. Through this interface across a secured back end, VARs will be able to receive near-instant credit adjudication for leases at some of the lowest rates in the country. Alliance Finance Inc. has agreed to pay MSO a commission on the total lease amount.

     Affinity  programs.  MSO has signed a deal with Hertz rental car to provide
     -------------------
MSO's members with discounted car rental services from Hertz. MSO will earn an undisclosed amount of revenues from its members' car rentals, while those members receive a Ten Percent (10%) discount off of Hertz' already low prices. MSO intends to create more of these affinity programs to create savings for its users while earning revenues from its affinity partners.

     With an adequate budget, management expects to realize revenues from the affinity programs within three months of inception, and revenues on the transactional system within six months, with profitability following shortly thereafter.

     MSO has no customers accounting for more than twenty percent (20%) of its sales, due to the vast number of suppliers and VARs, and does not anticipate having any in the near future.

     MSO has had product-posting contracts in place with major computer distributors. Contracts are fee-for-service- and/or performance-based. MSO has an advanced data entry system that allows for batch inputting of product in high quantities (100,000 line items or more).


     (e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

          As of 5/31/02:  $9,000              As of 5/31/01:   $-0-
          ----------------------              ----------------------
              (a recent date)                   (one year earlier)


     Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

     On May 31st, 2001, the Company had incorporated eleven months before, and while work was underway on designing the Microsourceonline.com Web Site, site launch was still in the future. Thus, on that date, the Company had no backlog of written firm orders for its services or for products marketed over the Web Site. Prior to the launch of the MSO Web Site in June 2001 and commencement of substantially full site operations, the Company spent the bulk of its resources of initial capital, some Four Hundred Eighty Five thousand nine hundred fourty-seven dollars ($485,947), on Web Site and marketing plan development requirements. With the commencement of operations, the Company slowly begun to accumulate orders for new business, totaling Nine Thousand Dollars ($9,000) set forth above as of May 31st 2002. A typical order has not been determined at this time. Orders are presently varying in size from $150 to $950. The company is still developing its transactional based system during this time.

     As for seasonality, summertime tends to be the slowest season in the computer industry, as consumers spend more time out of doors. By contrast, fall tends to be the prime time for selling as those consumers return to work and school. The Company anticipates its revenue stream will track this long-established seasonal pattern for the computer industry generally


     (f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

     As of October 1st, 2002, the Company had ten (10) full-time and two (2) part-time employees. Key employees are discussed in detail in Sections 29 and following, below. Assuming a successful Offering, MSO expects to hire twelve
(12) additional employees during the next twelve (12) months.

     All employees are either part of the technical development team, management team, sales/customer service team, public relations, or the administrative team. All required employees are non-union, and thus not subject to collective bargaining agreements. The Company believes that its relations with its employees are good to excellent.

     The benefits presently under negotiation to be made available by the Company to its current employees, and which MSO expects to continue offering to new hires, will include a top-end medical, dental, disability, life insurance, and profit sharing.


     (g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

     Presently, the Company does not own any real property. MSO's principal service operations center and executive offices are located in approximately Fifteen Hundred (1,500) square feet of office space in the City of Hamilton, Province of Ontario, Canada. This office space is leased for a term of two (2) years at a monthly rent of Two Thousand Dollars ($2,000). The Company has an option to extend this lease for an additional five (5) years at a rent of Twenty-five Hundred Dollars ($2,500) per month. Management believes that the Company's current facilities are adequate for its needs through the next twelve
(12) months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. It is anticipated that the company will shift its operational headquarters to Florida, USA upon completion of its anticipated IPO. We are operating a sales and Public relations office in downtown Toronto on a month-to-month basis of approximately 1,000sq.ft., for an inclusive rate of about $2,000 per month.


     (h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

     The Company is currently developing proprietary software technology for facilitating the merchandising of computer products with which to enhance its Web Site. The current services offered through the Web Site include specialized know-how and an in-house-developed, proprietary database of VARs and consultants not available from any other source. MSO does not presently license any of the technologies utilized in the expansion or operation of the Web Site, and does not presently foresee a need to seek any such licenses in the future. The Company has spent approximately Eight Hundred Thirty-Five Thousand Dollars ($835,000) in Web Site development and market testing over the last year, representing approximately One Hundred Percent (100%) of MSO's total initial capital allocated to costs. This current year (FYE 2003), such expenditures are estimated to amount to approximately Four Million Three Hundred Fifty-nine Thousand Thirty Dollars ($4,359,030) against projected revenues of Four Million Three Hundred Seven Thousand Five Hundred Dollars ($4,307,500).

     All VARs that sign on to the MSO Web Site "opt in" to receive emails from MSO and its business partners. The Targeted E-mail Broadcast (TEB) system, allows MSO to send out targeted email aimed at over 16 statistics gathered from most of its VARs. For example, a distributor can pick a broadcast to go out to all VARs located in a particular area, with a specific amount of employees, and an identified reseller authorization containing a particular ratio on service versus hardware sales.


     (i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

     MSO's primary business existence (its Web Site and the services provided through it) is electronic, not corporeal, rendered entirely over the Internet. In conducting its operations, the Company adheres to the standards of proper internet conduct and etiquette, including, without limitation, the use of "opted-in" lists when deploying email services (with services marketed exclusively to those who affirmatively request being contacted). The Company otherwise has no such restrictions besides the various regulations of commerce as dictated by each jurisdiction.


     (j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

     The Company has never had, nor does it currently have, any subsidiaries. All financial information presented here is that of the Company alone.


     (k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

     The Company was incorporated under Delaware law on June 5, 2000. Construction of the Web Site commenced, and the site was opened with its initial services functional on June 5, 2001. There are no pending or anticipated mergers, acquisitions, spin-offs, or recapitalizations involving the Company. MSO has undergone no stock splits, stock dividends, or recapitalizations in anticipation of this Offering, and does not anticipate any in the near future.


4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.


                           [ continued on next page ]

                                                                         Date or number of months
                                      Expected  manner  of  occurrence   after receipt of proceeds
Event or Milestone                    or method of achievement           when should be accomplished
------------------------------------  ---------------------------------  ---------------------------
(1)  Complete US database             In house                           6 months

(2)  Acquire full scale Management    In house                           3 months



                                       21





(3)  Install new Web server platform  Outsourced through ISP             3 months

(4)  Acquire Strategic Value          In talks with several contenders   3 months
       Partner

(5)  Add EDI deployment               Outsourced through                 6-9 months
                                      Price-bridge.com Inc.

(6)  Meet sales forecast              In house                           6 months

(7)  Acquire 25,000 US VPP            Solicited                          8 months
       Members
(8)  Meet Phase II development        In house                           12 months
       forecast


     (b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

     Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

     The consequences to the Company of delays in achieving milestone (2) will be serious, because MSO will be unable to expand without additional management. Persons have been identified whom the Company desires to add to its management, and those persons have expressed a serious interest in joining MSO when the Company has secured additional funding. If the Offering fails to raise adequate proceeds, it is unlikely that this new staff will agree to join. Regarding milestone (5), if Pricebridge is unable to create an EDI bridge with the primary distributors, MSO's transactional revenue source (by far the most significant source of present income for the Company) will be eliminated, which could hamper profitability for the Company, and in turn directly impact MSO's ability to raise future funding. MSO does have the in house capability of developing an online email based ordering system in house but a realtime EDI system is required to meet revenue targets.

     By contrast, delays in accomplishing milestones (3) and (8) will not be serious. With regard to milestone (3), this is because the current MSO platform is stable and able to handle ten (10) times MSO's current "HIT" rate. Similarly, regarding milestone (8), meeting the Phase II development forecast may be redundant with successful integration of stage (5).


                             OFFERING PRICE FACTORS
                             ----------------------


     If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

               Total (-$348,942)        (-$0.04 per share)


6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

               The Company did not realize net profits in its fiscal year ended May 31, 2002.


7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

               (-$287,482)              (-$0.03 per share)

     As of May 31, 2002, the Company had a deficit net tangible book value of Two Hundred Eighty-seven Thousand Four Hundred Eighty-two Dollars (-$287,482), or approximately negative Three Cents (-$0.03) per share of Common Stock. "Deficit net tangible book value" represents the amount total liabilities exceed the value of tangible assets.


     If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

     The Offering price per share is based on the projected future performance of the Company as set out in the financial forecast attached as Exhibit 15. The expected performance and future anticipated earnings of the Company are the basis for the valuation upon Offering. It is expected that post-Offering, the net tangible assets of the Company will be One Dollar ($1.00) per share, in the event of a sale of the maximum number of Shares offered.


     Dilution:  Investors  participating  in this Offering will incur immediate,
     --------
substantial dilution. Without taking into account any other changes in the net tangible book value after May 31, 2002, other than to give effect to the receipt by the Company of the net proceeds from the sale of the Shares of Common Stock offered by the Company hereby at an assumed initial public Offering price of Six Dollars ($6.00) per share, and without deducting discounts and estimated Offering expenses, the pro forma net tangible book value of the Company as of January 1st, 2003 is projected to be Nine Million Nine Hundred Ninety six Thousand Nine Hundred Ninety-six Dollars ($9,999,996), or One Dollar ($1.00) per Share. This represents an immediate increase in net tangible book value of Ninety-nine and nine-tenths Cents ($0.999) per Share to existing stockholders, and an immediate dilution in net tangible book value of Five Dollars Forty Cents ($5.40) per share to purchasers of Common Stock in the Offering. This is illustrated in the following table:


     Assumed initial public offering price per share                   $ 6.000
     Pro forma net tangible book value per share as of July 31, 2001   $ 0.001
     Increase per share attributable to new investors                  $ 0.999
     Dilution per share to new investors                               $ 5.000


     (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

     The only issuances of the Company's securities since its incorporation were the private issuances of shares of its Common Stock, for the consideration specified, as forth on the following page:


             (IN) Represents Insider as
             defined by Securities Act of             Value        Value
Issuance     1993/94                        Number    Paid         Paid
Date         Name Issued To:                Issuee    USD          CDN          Consideration
----------   ----------------------------   -------   ----------   ----------   -------------
01/08/2002   Bruce Frankel (IN)             20,000     $4.00                    Services

08/08/2002   Micheal Marino                 500                      $6.00      Cash



                                       23





09/08/2002   Evert Grift                    1000                     $6.00      Cash

21/08/2002   Randy Rogers                   200                      $6.00      Cash

21/08/2002   John Morris                    200                      $6.00      Cash

04/09/2002   Edgar Wilson                   2000                     $6.00      Cash

04/09/2002   John Vandommelen               200                      $6.00      Cash

05/09/2002   John Milligan                  200                      $6.00      Cash

05/09/2002   Marvin Roberts                 1000                     $6.00      Cash

06/09/2002   Leo Klein                      1000                     $6.00      Cash

11/09/2002   Minh Tathanhlong               200                      $6.00      Cash

11/09/2002   Patrick Kiely                  500                      $6.00      Cash

11/09/2002   Emma Winter                    200                      $6.00      Cash

13/09/2002   Paul Commanda                  200                      $6.00      Cash

13/09/2002   Kevin Drensek                  1000                     $6.00      Cash

13/09/2002   Fred Ng                        2000                     $6.00      Cash

13/09/2002   Jason Symons                   200        $4.00                    Services

18/09/2002   Frank Tenaglia                 200                      $6.00      Cash

15/09/2002   Arnold Smith                   3000                     $6.00      Cash

18/09/2002   Paul Tucknott                  200                      $6.00      Cash

18/09/2002   Wally Speckert                 500                      $6.00      Cash

27/09/2002   Elgin Greenfield               1000                     $6.00      Cash

27/09/2002   Leo Klein                      1000                     $6.00      Cash

02/10/2002   Jack and Jean Maltby           200                      $6.00      Cash

02/10/2002   Ron Jepson                     500                      $6.00      Cash

03/10/2002   Micheal Marino                 500                      $6.00      Cash

04/10/2002   Robert Rice                    2000                     $6.00      Cash

04/10/2002   Todd Leclair                   350                      $6.00      Cash

04/10/2002   David Dawson                   500                      $6.00      Cash

02/10/2002   David Dombroski                200                      $6.00      Cash

09/10/2002   Minh Tathanhlong               500                      $6.00      Cash

09/10/2002   John Vandommelen               400                      $6.00      Cash

                                             41,650


8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

          If the maximum is sold:     16.3 %

          If the minimum is sold:      1.0 %


     (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

          If the maximum is sold:   $ 61,234,896

          If the minimum is sold:   $ 51,834,900


     These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:

          None (no such securities exist).


     (For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)


     Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.





                  [balance of page intentionally left blank]

                                 USE OF PROCEEDS
                                 ---------------

9.   (a)   The  following table  sets forth  the use of the  proceeds  from this offering:


                                      If Minimum Shares Sold   If Maximum Shares Sold
                                      ----------------------   ----------------------
                                             $600,000                $9,999,996

Total Proceeds                                 100%                     100%
--------------
Less:  Offering Expenses
------------------------
     Commissions & Finders Fees               60,000                 1,000,000

     Legal & Accounting                      175,000                   175,000

     Copying & Advertising                    20,000                    20,000

     Other (Specify):  Taxes,                 38,000                    38,000
       insurance, filing fees

Net Proceeds from Offering                   307,000                 8,767,000

Use of Net Proceeds:
--------------------
     Office set-up                            10,000                   100,000

     Computers                                75,000                   910,000

     Legal and other professional             20,000                   450,000
       fees (non-operating costs)

     Technology development                   20,000                 1,000,000

     Further development of Web Site          20,000                 1,000,000

     Web Server                               40,000                   500,000

     Phone System                             20,000                   500,000

     Wages - Set up                           10,000                 2,000,000

     Network installations                    10,000                   500,000

     Internet Bandwidth                       15,000                   500,000

     Misc. expenditures                        5,000                     7,000

Total Use of Net Proceeds by Category:
--------------------------------------
     Hardware                                 45,000                 1,000,000

     Technology Development                    7,000                   200,000

     Infrastructure and staff                 10,000                    50,000

     Software                                 10,000                    50,000

Total Use of Net Proceeds                   $307,000                $8,767,000

     (b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

     Not applicable. There is a minimum amount of proceeds that must be raised, namely, Six Hundred Thousand Dollars ($600,000).


     Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.


10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

       The company is currently raising funds in the form of private placements in the Province of Ontario. All fund raising activities are being done directly by the Company and are on the Company's best efforts. The Maximum amount that can be raised is Three Million (3,000,000) Canadian Dollars and would be used by the company in addition to the proceeds from this offering. The company cannot guarantee the total amount to be raised privately. The company is currently offering Five Hundred Thousand (500,000) common shares at Six (6) Canadian Dollars per share. All shares are restricted under rule 144 of the Securities Act of 1933 and their offer and sale are restricted to residents of Ontario, Canada.

     (b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

     Some of the proceeds realized by the Company from the Offering may be used to pay for previous outstanding legal and accounting bills associated with the Offering. This amount is reflected in the legal costs in Schedule 9(a) "Use of Proceeds", above.


     (c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

     There are no material amounts of proceeds from the Offering that are to be used to acquire assets outside of the ordinary course of the Company's business.


     (d)  If any amount of the proceeds is to be used to reimburse  any officer,
director,   employee  or  stockholder  for  services  already  rendered,  assets previously transferred, or monies loaned or advanced, or otherwise, explain:

       Some of the proceeds of this offering may be used to pay officers, directors and employees for services already rendered. There is no agreement or schedule to pay any of these wages at this time.


11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

     The Company is facing a debt or lease obligation for operations as of October 17th, 2002. Without the benefit of the net proceeds of this offering it is uncertain as to weather the company can timely satisfy those obligations. The Company is not in default or breach of any note, loan, lease, or other indebtedness or financing arrangement. No significant amount of MSO's trade payables has been paid late. The Company is not subject to any unsatisfied judgments, liens, or settlement obligations.


12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

     The principal purposes of the Offering are to raise funds for working capital and general corporate purposes. To management's best estimation, if the maximum proceeds are received, the Company anticipates having no further cash requirements for the next twelve (12) months. However, if less than the maximum proceeds are received, the Company will continue development of the Microsourceonline.com Web Site and its features and services, a project which is already underway, but the completion of this project will likely be delayed to a lesser or greater degree depending upon how much less the maximum proceeds are actually received by the Company. Should the Company receive substantially less than the maximum allotted for this Offering, the Company may seek additional capital financing in the public or private markets, or both.

     Assuming that the maximum number of Shares are sold, the net proceeds to the Company from the sale of the Shares in this Offering are estimated to be Nine Million Nine Hundred Ninety-nine Thousand Nine Hundred Ninety-six Dollars ($9,999,996), less any discounts, commissions, and Offering expenses payable by the Company.

     None of the net Offering proceeds will be payable to promoters, management, principal shareholders, or their affiliates.


                                 CAPITALIZATION
                                 --------------

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

                                            As of     If Minimum      Adjusted
                                           5/31/02    Shares Sold     Maximum
                                         ----------   -----------    ----------
Debt:
     Short-term debt (average interest      $-0-          $-0-          $-0-
       rate 2%)

     Long-term debt                       $287,628      $287,628      $287,628

     Total debt                           $287,628      $287,628      $287,628

Stockholders equity (deficit):           $(834,889)    $(234,889)   $9,165,107

Common stock - par or stated value         $84,975       $85,975      $102,058

Additional paid in capital                  $-0-        $600,000    $9,999,996

Retained earnings (deficit)              $(287,482)    $(287,482)    $(287,482)

Total stockholders equity (deficit)      ($834,889)    $(234,889)   $9,165,107

Total Capitalization                     $(287,482)     $312,518    $9,712,368

     Number of preferred shares authorized to be outstanding:

     The Company has no authorized shares of preferred stock.

     Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: Zero (0) shares.


                            DESCRIPTION OF SECURITIES
                            -------------------------

     The only class of securities that the Company is authorized to issue is Common Stock. The Company is authorized to issue Twenty Million (20,000,000) common shares. These common shares have a par value of $0.01. Generally, holders of shares of the Company's Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors in the exercise of its discretion out of funds legally available therefor. In the event of the liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of then-outstanding liabilities, if any. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the Shares to be issued upon completion of this Offering will also be fully paid and nonassessable.


14.  The securities being offered hereby are:
          [X]  Common Stock
          [ ]  Preferred or Preference Stock
          [ ]  Notes or Debentures
          [ ]  Units of two or more types of securities composed of: ___________
          [ ]  Other:___________________________________________________________


15.  These securities have:

          Yes    No
          [ ]   [X]  Cumulative voting rights
          [ ]   [X]  Other special voting rights
          [ ]   [X]  Preemptive rights to purchase in new issues of shares
          [ ]   [X]  Preference as to dividends or interest
          [ ]   [X]  Preference upon liquidation
          [ ]   [X]  Other special rights or preferences (specify): __________


16.  Are the securities convertible?   [ ] Yes [X] No


17. (a) If securities are notes or other types of debt securities: Not applicable.

     (b)  Not applicable.


18.  If securities are Preference or Preferred stock:  Not applicable.


19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

     There are no formal restrictions on dividends of any kind.


20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $ -0-.

     Not applicable. Management contemplates no dividend payments in the next 12 months.

                              PLAN OF DISTRIBUTION
                              --------------------

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name:                             Address:                                      Phone:
-------------------------------   -------------------------------------------   --------------
Equitrade Securities Corpor-      23736 Birtcher Drive, Lake Forest, CA 92630   (800) 266-1170
   ation Inc.

Sierra Brokerage Services, Inc.   2000 Bethel Road, Columbus, OH 43220          (800) 535-1625


22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Prospectus. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

     None.


23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

     There are no material relationships between the selling agents or finders and the Company.


     Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.


24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

     Not applicable.


25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such
restrictions?   [ ] Yes [X] No

     This Offering is not limited to any special group or number of individuals, nor is it subject to any other limitations.


26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

     M & T Bank shall provide escrow services in connection with the Company's offering. (M & T Bank, 1 M & T Plaza, Suite 900, Buffalo, NY 14203 Telephone number: (716) 842-5439

     (b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

     Funds will be returned no later than sixty (60) days after a final determination that the minimum proceeds sought though this Offering will not be received.

     Will interest on proceeds during escrow period be paid to investors?
[ ] Yes  [X] No


27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

     The Eight Million Five Hundred Thirty-nine Thousand One Hundred Fifty (8,539,150) shares of the Common Stock presently outstanding are deemed "restricted securities" under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Restricted shares may be sold in the public market only (a) if registered, or (b) if they qualify for an exemption from registration under Rules 144, 144(k), or 701 under the Securities Act. As a result of the provisions of Rules 144, 144(k), and 701, none of the Company's restricted shares will be available for immediate sale in the public market on the date of this Prospectus. Beginning ninety (90) days after the date of this Prospectus (i) some restricted shares will be available for immediate sale in the public market, in accordance with Rule 144(k), and (ii) some restricted shares will be available for sale in the public market in accordance with Rule 144 or Rule 701, subject to the volume and other resale limitations of Rule 144. The remainder of such restricted shares will be eligible for sale in the public market more than one hundred eighty (180) days after the date of this Prospectus.

     In general, under Rule 144, beginning approximately ninety (90) days after the effective date of the Registration Statement of which this Prospectus is a part, a stockholder, including an "Affiliate" (as that term is defined in Rule
144), who has "beneficially owned" (as that term is also defined) his or her restricted securities for at least one year from the later of (i) the date such securities were acquired from the Company, or (ii) the date they were acquired from an Affiliate (whichever is the case), is entitled to sell, within any three
(3) month  period,  a number of such  shares that does not exceed the greater of
(iii) one percent (1%) of the then-outstanding shares of Common Stock (approximately 10,205,816 shares immediately after this Offering, assuming full subscription), or (iv) the average weekly trading volume in the Common Stock during the four (4) calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale, and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two (2) years has elapsed between the later of the date restricted securities were acquired
(v) from the Company, or (vi) from an Affiliate, a stockholder who is not an Affiliate of the Company at the time of sale, and has not been an Affiliate of the Company for at least three (3) months prior to the sale, is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

     Securities issued in reliance on Rule 701 (such as shares of Common Stock that may be acquired pursuant to the exercise of any options granted prior to this Offering are also restricted securities, and beginning ninety (90) days after the date of this Prospectus, may be sold (vii) by stockholders other than Affiliates of the Company subject only to the manner of sale provisions of Rule 144, and (viii) by an Affiliate under Rule 144 without compliance with its one
(1) year holding period requirement.

     Prior to this Offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of Shares or the availability of Shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of Shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers, and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock, and could impair the Company's ability to raise capital through an offering of its equity securities.

     Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

                    DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS
                    ----------------------------------------

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

     The Company has never declared or paid any cash dividends on its capital stock, and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's operating results, financial condition, and capital requirements, the terms of then-existing indebtedness (if any), general business conditions, and such other factors as the Board of Directors deems relevant.


                    OFFICERS AND KEY PERSONNEL OF THE COMPANY
                    -----------------------------------------

       As of October 1st, 2002, the Company had four (4) key employees, described below, all of whom are officers of MSO. Each officer is elected by and serves at the discretion of the Board of Directors.

     The Company believes that its relations with its employees are good.

     The Company believes that its future success will depend in large part on its ability to attract and retain highly skilled managerial, sales, technical services, customer support, and service development personnel. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could materially adversely affect the Company's business, operating, results, or financial condition.


29.  Chief Executive Officer:

     Title:   Managing Director and Founder

     Name:    Sumit Majumdar                 Age: 26

     Office Street Address:   130 Centennial Pkwy North, Hamilton, Ontario,
                              Canada, L8E 1H9

     Telephone No.:   (905) 560-0255

     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Mr. Majumdar, the President and Chairman of the board of directors of Innofone.com Inc. (OTCBB: INNF) since October 2001, has extensive experience in the used and refurbished computer distribution industry. He is a board level technician and is fully trained for assembly of PC's, software installation, network configuration and Internet connectivity. Mr. Majumdar has spent over five years in the computer wholesale industry and has made many contacts with distributors and VAR's alike. In July 1997 he started a wholesale division for Burloak Systems Inc., a computer retailer., Mr. Majumdar was the President of Digital Micro Distribution Canada Inc., which is the former subsidiary of Innofone.com Inc from July 1998 to July 2002. Mr. Majumdar has experience with preparing and filing company reports to the Securities Exchange Commission. Sumit has been the founder and president of MSO since its inception on June 5th 2000. Mr. Majumdar caused the incorporation of MSO in Delaware and has been the main architect of it's current operations. Mr. Majumdar has been the CEO of MSO since June of 2000.

     Education (degrees, schools, and dates): Mr. Majumdar attended the Kasturba Medical College in Karnataka, India in 1996. Mr. Majumdar did not complete his medical degree.

     Also a Director of the Company   [X] Yes [ ] No

     Indicate amount of time to be spent on Company matters if less than full time: As the President of Innofone.com Inc OTCBB: INNF Mr. Majumdar will be splitting his time between both positions.


30.  Chief Operating Officer:

     Title:   Chief Operating Officer

     Name:    Bruce B. Frankel               Age: 46

     Office Street Address: 130 Centennial Pkwy North, Hamilton, Canada, L8E 1H9

     Telephone No.:  (905) 560--0255

     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. In 1989, Mr. Frankel completed ten years' service in banking, the last three as Senior Vice President of Lending at Life Savings Bank in Florida, where he had been responsible for overseeing all operations in the residential, commercial, consumer lending, loan servicing, and secondary market departments. That year, and continuing until joining the Company's management, Mr. Frankel founded and managed Frankel Travel Associates, Inc., a full-service travel business emphasizing service as a host agency for a national network of independent travel consultants, with current annual volume exceeding $5,000,000. In 1999 he established a master franchise for Bevinco Liquor Auditing Service, for the Caribbean territory, a business engaged in monitoring and evaluating liquor inventories for bars and restaurants utilizing a comprehensive auditing system throughout that region. From December 1999 through April 2001, Mr. Frankel was engaged as Director of Business Development for NetCruise.com, Inc., a publicly traded e-commerce travel company, and also participated in securing venture capital and managing outsourcing partnerships. He has also rendered services as a marketing consultant. Mr. Frankel has been the Chief Operating Officer since May of 2002 and has been working with the company on a consulting basis since August 2001.

     Education (degrees, schools, and dates): Mr. Frankel received a Bachelor of Arts degree in Political Science from Livingston College of Rutgers University in 1976. During the next two years, he studied at Rutgers' Graduate School of Urban Planning.

     Also a Director of the Company   [X] Yes [ ] No


31.  Chief Financial Officer:

     Title:   Chief Financial Officer

     Name:    Jamie Lobo                     Age: 29

     Office Street Address: 130 Centennial Pkwy North, Hamilton, Canada, L8E 1H9

     Telephone No.:   (905) 560-0255

     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Mr. Lobo has extensive experience raising lease capital during his prior employment with CIT. He specialized in lease products, and was the founder of Newstar Capital, a fundraising company specializing in leases located in Toronto. Mr. Lobo currently acts as the president of Newstar. He also founded Blue Chip PC, a national personal computer manufacturer that sold computers to retail clients with the use of revolving credit products. Blue Chip PC ceased operations when its major source of lease underwriting closed its consumer leasing division. Mr. Lobo was instrumental in producing this Offering filing, and will take an active role in raising future funds for MSO.

     Education (degrees, schools, and dates): Mr. Lobo attended the University of Waterloo for Mechanical Engineering in 1994. He received a B.B.A in economics from York University in 1996.

     Also a Director of the Company   [X] Yes [ ] No

     Indicate amount of time to be spent on Company matters if less than full time: Mr. Lobo will be working in an "as required" capacity. Most of his activities will revolve around the raising of capital.


32.  Other Key Personnel:

     Name:   Paul Lomack                     Age: 40

     Title:  Vice President, Research & Development

     Office Street Address:  130 Centennial Pkwy North, Hamilton, Ontario,
                             Canada, L8E 1H9

     Telephone No.:  (905) 560-0255

     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Mr. Lomack has been with MSO since its pre-incorporation days. Mr. Lomack was a lecturer in statistics and sociology at the University of Western Ontario prior to joining MSO. Mr. Lomack was the initial developer of the MSO database and has been with the Company since March of 2000. Mr. Lomack is responsible for all technical, software, and database functions in MSO. He is has extensive knowledge of Databases and Statistical analysis and is constantly upgrading his personal skills with regards to the usage of Oracle 8i, Apache, and Microsoft server software.

     Education (degrees, schools, and dates): B.A. (Sociology), McMaster University, Hamilton, 1984. Masters degree (Sociology), McMaster University, Hamilton, 1987. Ph.D. (Social Demography) (incomplete), University of Western Ontario, London, 1993.

     Also a Director of the Company   [ ] Yes [X] No


                            DIRECTORS OF THE COMPANY
                            ------------------------

33. Number of Directors: Three (3). If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

     Directors are elected annually at each annual meeting of stockholders. The successors to directors whose term expires at such a meeting will be elected to serve from the time of election and qualification until the next annual meeting following election.


34. Information concerning outside or other Directors (i.e. those not described above):

     None. The Company's three (3) directors are Sumit Majumdar, Bruce Frankel, and Jamie Lobo, described in response to Questions 29-33, above. The Company has no outside or other directors.


35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

                 [ ] Yes          [X] No


     (b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any,

(including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

     Not applicable.


     (c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

     The Company has been conducting operations since the inauguration of the Microsourceonline.com Web Site in June, 2001.


     (d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

     None of the Company's key personnel are consultants or independent contractors.


     (e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

     The Company has no key man life insurance policies on any of its Officers, Directors, or key personnel.


36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

     No petition for bankruptcy or insolvency was filed against the company or its officers.


     Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.


                             PRINCIPAL STOCKHOLDERS
                             ----------------------

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

                                                                                  Number of
                                                                                  Shares
                                                                                  Held After
Name,                                                                             Offering If
Office Street Address, Telephone               Average    Number of               All
No., and                             Class of  Price Per  Shares Now   Percent    Securities    Percent
Principal Occupation                 Shares    Share      Held         of Total   Sold          Of Total
----------------------------------   --------  ---------  ----------   --------   -----------   --------
Musha Inc.*                          Common    $ 0.05     7,500,000       88%     7,500,000        73%
31 Rose Court, Suite 3
Snyder, NY  14226
(905 ) 320-7000
Holding Company

Officers and  directors as a group   Common    $ 0.05     7,500,000       88%     7,530,000        74%
(3 persons)**                                    and         and
                                               $ 4.00       30,000

*    A corporation  wholly owned by Sumit  Majumdar,  an Officer and Director of the Company.  This shareholder  received Founder Shares in consideration of concept development, funding, and programming services rendered
**   Includes shares identified in *, above.


38.  Number of shares beneficially owned by Officers and Directors as a group:

     Before offering:  7,530,000 shares (88% of total outstanding).

     After offering:

     (a) Assuming minimum securities sold: 7,530,000 shares (87% of total outstanding)

     (b) Assuming maximum securities sold: 7,530,000 shares (74% of total outstanding).


             MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION
             -------------------------------------------------------

     As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three (3) years following the date that such stockholder became an interested stockholder unless: (i) prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combinations to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge, or other disposition of ten percent (10%) or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
(iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning fifteen percent (15%) or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.


39.  (a)   If  any of  the  Officers,  Directors,  key  personnel  or  principal stockholders are related by blood or marriage, please describe.

     None. One Hundred Fifty Thousand (150,000) Shares (totaling Two Percent (2%)) of the Company's Common Stock outstanding prior to commencement of the Offering) are held by the father, mother, and brother of Sumit Majumdar, an officer, director, and key employee of the Company. These relatives are not themselves principal stockholders. Mr. Majumdar himself holds, directly and indirectly, a total of Seven Million Five Hundred Thousand (7,500,000) Shares, or Eighty-Eight Percent (88%).


     (b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

     For its operations from 2000 to 2002, MSO borrowed approximately $360,000 from Digital Micro Distribution Canada Inc. ("DMD"). DMD was in complete control of Sumit Majumdar, the founder of both companies, during such times. On August 1, 2001, DMD converted its long-term promissory note into stock of MSO at Four USD ($4.00) per share.

     Other than the foregoing, the Company has neither made loans to, nor is doing business with, any of its Officers, Directors, key personnel, or 10% stockholders, or any of their relatives, and does not anticipate doing so in the future.


     (c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

     None.


40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

     Musha LLC (a company owned by Sumit Majumdar) Earned $125,000 USD in deferred wages. Bruce Frankel Earned $80,000 USD in wages paid by the issuance of 20,000 shares of Common Stock. Jamie Lobo Earned $40,000 USD in wages paid by the issuance of 10,000 shares of Common Stock.

     Other  than  the  above,   Officers  and  Directors  currently  receive  no
remuneration, and received no remuneration in the last fiscal year.


     (b) If remuneration is expected to change or has been unpaid in prior years, explain:

     No remuneration was paid to Officers and Directors in the Company's last two fiscal years (its only prior years of existence) due to the application of all capital resources to establishing and developing the MSO Web Site. There is an accrual of unpaid salaries. The Company plans to continue accruing salaries to the Officers and Directors until it starts creating profits or receives a substantial capital injection.

     (c)  If any employment agreements exist or are contemplated, describe:

     There are currently basic employment agreements with all employees of the company. This includes, and is not limited to, contracts with Telemarketers, Sales, Management, and technical staff. There are currently two consulting contracts for employee loan outs. The company contemplates employment contracts for all of its expected new employees that will have benefits not currently offered to current employees such as Medical and Dental coverage. It is expected that all exisiting contracts will be revised to include such benefits.


41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: -0- shares (-0-% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

     Presently, the Company has no outstanding stock purchase agreements, options, warrants, or rights.


     (b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: -0- shares.

     The Company has no existing stock purchase plans or option plans, and consequently none of the Common Shares are presently subject to issuance thereunder.


     (c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

     The company currently requires only the majority approval of the Board of Directors to approve future stock purchase agreements, stock options, warrants or rights. The company does not require the approval of shareholders for such agreements at this time.


42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

     Although the Company's business is highly dependent upon the services of its Officers and Directors, there are no arrangements presently in place intended to assure that these individuals will remain with the Company. All key employees have provided the company a non-compete, non-cirumvention and non-disclosure agreements.

     Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.


                                   LITIGATION
                                   ----------

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

     To management's knowledge, no material litigation or administrative action is pending or threatened, and none has occurred in the past.

                               FEDERAL TAX ASPECTS
                               -------------------

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

     Not applicable, the Company is not a "Subchapter S" corporation.

     Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.


                              MISCELLANEOUS FACTORS
                              ---------------------

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.


                           MANAGEMENT'S DISCUSSION AND
                           ---------------------------
                      ANALYSIS OF CERTAIN RELEVANT FACTORS
                      ------------------------------------

46. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

     The Company's financial statements show losses attributed to development costs associated with designing, implementing, and managing the Web Site and its services. The Company expects to commercialize its operations within the next Six to Twelve months, thus creating profitability.

     The events of September 11 have created a real sense of uncertainty, and may directly affect MSO's ability to raise funding or gain market acceptance. These events have already affected the company's ability to raise private funding further delaying technology implementation and development of infrastructure. Due to these unexpected setbacks, MSO decided to reduce its originally contemplated Offering price of Eight Dollars ($8.00) per share to Six Dollars ($6.00) per share.

     The computer industry as a whole has reported negative sales growth during the last two quarters. Although analysts anticipate moderate growth in this industry during the first and second quarters of 2003, there can be no assurance that the downward trend in the industry will lessen or cease.

     Management also believes that the addition of key management is not guaranteed if the Offering is poorly received. If management is unable to secure key staff following the Offering, this will seriously impact MSO's ability to grow and meet future milestones.


47. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business, which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

     Management believes the Company's operational life is of such limited tenure thus far that there are as yet insufficient economic data from which to ascertain historical trends.

48. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: -0-%. What is the anticipated gross margin for next year of operations? Approximately -0-%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

     The Company does not sell a product or products.


49. Foreign sales as a percent of total sales for last fiscal year: -0-%. Domestic government sales as a percent of total domestic sales for last fiscal year: -0-%. Explain the nature of these sales, including any anticipated changes:

     Not applicable.


                             ADDITIONAL INFORMATION
                             ----------------------

50. Significant parties. List the full names and business addresses, as applicable, for the Company's directors, officers, promoters, owners of greater than Five Percent (5%), counsel, and underwriters. None of the persons identified are subject to any of the disqualification provisions set forth in Rule 262.


Name                     Capacity                                  Business Address
----------------------   ---------------------------------------   -----------------------------------------

Sumit Majumdar           Director, Officer, Promoter, Beneficial   130 Centennial Parkway N, Hamilton ON
                            Owner                                  L8E 1H9

Jamie Lobo               Director, Officer, Promoter               130 Centennial Parkway N, Hamilton ON
                                                                   L8E 1H9

Bruce Frankel            Director, Officer, Promoter               130 Centennial Parkway N, Hamilton ON
                                                                   L8E 1H9

Musha, Inc.              Affiliate, Record Owner                   31 Rose Court, Suite 3, Snyder, NY 14226

Lindsay Anastasi         Record and Beneficial Owner               10 Skyridge Drive, Rochester NY 14625

Glenn P. Hannemann,      Counsel                                   24 Brena, Irvine, California, 92620
                                                                   (714) 544-1912




                        [ Table continued on next page ]













                                       40





Name                     Capacity                                  Business Address
----------------------   ---------------------------------------   -----------------------------------------

Equitrade Securities     Underwriter                               23736 Birtcher Dr., Lake Forest, CA 92630
   Corporation                                                       (800) 266-1170

     Equitrade's directors: Stephen Roebuck, Philip Roebuck, Kim Carroll, Kathleen Roebuck
     Equitrade's officers: Stephen Roebuck, Philip Roebuck, Kim Carroll
     Equitrade's counsel: Irving M. Ianhorne, Esq., 11900 Olympic Bl., Los Angeles CA 90064, (310) 207-8994

Sierra Brokerage         Underwriter                               2000 Bethel Rd, Columbus, OH 43220
   Services, Inc.                                                    (800) 535-1625

     Sierra's directors: John C. McCarney, Jeffrey A. Richardson, James M. Trowbridge
     Sierra's officers: John C. McCarney, Jeffrey A. Richardson
     Sierra's counsel: Carlile, Patchen & Murphy LLP, 366 Broad St., Columbus OH 43215, (614) 228-6135

Interwest Transfer       Transfer Agent                            1981 East Murray Holladay Road, Suite 100
  Company, Inc.                                                    Salt Lake City, Utah 84117 (801) 272-9294


51.  Relationship With issuer of Experts Named in Registration Statement.

     If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

     The Law Offices of Glenn P. Hannemann will provide the Company with an opinion as to legal matters in connection with the Shares offered by this Prospectus. Danziger & Hochman Chartered Accountants, independent chartered accountants, has audited the Company's financial statements included in this Prospectus. Both the Law Offices of Glenn P. Hannemann and Danziger & Hochman Chartered Accountants shall provide to the Company permission to include said legal and audit opinions, respectively, which consents shall be included as exhibits to the Company's Registration Statement on Form SB-1 of which this Prospectus is a part. Other than the issuer's directors, officers, counsel, and accountants, no experts participated in the preparation or certification of the offering statement or any part thereof. None of those who did participate were employed for that purpose on a contingent basis.


52.  Selling Security Holders.

     None.


53.  Changes in and Disagreements With Accountants.

     None.


54. Disclosure of Commission Position on Indemnification For Securities Act Liabilities.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                              FINANCIAL STATEMENTS
                              --------------------

55.  Provide the financial statements required by Part F/S of this Prospectus:


--------------------------------------------------------------------------------


                             MICROSOURCEONLINE INC.
                              Financial Statements
                        (Stated in United States Dollars)
                                  May 31, 2001

                             MICROSOURCEONLINE INC.

                                      INDEX

                                  May 31, 2001


                                                                       PAGE
                                                                       ----


AUDITORS' REPORT                                                        44


FINANCIAL STATEMENTS

         Balance Sheet - Statement I                                    45

         Statement of Shareholders' Deficiency and
             Comprehensive Loss - Statement II                          46

         Statement of Income - Statement III                            47


NOTES TO FINANCIAL STATEMENTS                                        48 - 51

                                AUDITORS' REPORT


To the Board of Directors of:
MICROSOURCEONLINE INC.


We have audited the accompanying balance sheet of MICROSOURCEONLINE INC. as at May 31, 2001 and the statements of shareholders' deficiency and comprehensive loss and income for the period commencing June 5, 2000 to May 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2001 and the results of its operations for the period then ended in accordance with United States generally accepted accounting principles.







North York, Ontario
October 8, 2002                                            Chartered Accountants
--------------------------------------------------------------------------------

MICROSOURCEONLINE INC.                                               Statement I
Balance Sheet
(Stated in United States Dollars)
As at May 31, 2001
================================================================================

                                                                      2001
--------------------------------------------------------------------------------


ASSETS
------
                                  Current                       $          NIL
================================================================================


LIABILITIES
-----------
                                     Current
        Due to related company (note 3)                         $      277,297
        Accounts payable                                               125,000
--------------------------------------------------------------------------------

                                                                       402,297
--------------------------------------------------------------------------------


SHAREHOLDER'S DEFICIENCY
------------------------

     CAPITAL STOCK (note 4)                                             83,650

     (DEFICIT) - Statement II                                         (485,947)
--------------------------------------------------------------------------------

                                                                      (402,297)
--------------------------------------------------------------------------------

                                                                $          NIL
================================================================================


ON BEHALF OF THE BOARD:



                                         Director
-----------------------------------------





















{See accompanying notes.}

MICROSOURCEONLINE INC.                                              Statement II
Statement of Shareholder's Deficiency and Comprehensive Loss
(Stated in United States Dollars)
For the Period Ended May 31, 2001
================================================================================

                                      Common
                                      Shares          Deficit          Total
--------------------------------------------------------------------------------


BALANCE, June 5, 2000              $      -        $      -        $      -


Issuance of Common shares               83,650            -             83,650

Net (loss) for the period                 -           (485,947)       (485,947)
--------------------------------------------------------------------------------


(DEFICIT), May 31, 2001            $    83,650     $  (485,947)    $  (402,297)
================================================================================








































{See accompanying notes.}

MICROSOURCEONLINE INC.                                             Statement III
Statement of Income
(Stated in United States Dollars)
For the Period Ended May 31, 2001
================================================================================

                                                                      2001
--------------------------------------------------------------------------------


REVENUE
--------                                                        $         -
--------------------------------------------------------------------------------


EXPENSES
--------
      Facilitation fees                                                277,297
      General and administration fees                                   83,650
         Management salary                                             125,000

                                                                       485,947
--------------------------------------------------------------------------------


NET (LOSS) FOR THE PERIOD                                       $     (485,947)
================================================================================



BASIC NET (LOSS) PER SHARE                                      $         (.06)
================================================================================


WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                                        7,677,466
================================================================================





























{See accompanying notes.}

MICROSOURCEONLINE INC.
Notes to the Financial Statements
(Stated in United States Dollars)
May 31, 2001
================================================================================


1.   COMMENCEMENT OF OPERATIONS
     --------------------------

     The Company was incorporated under the laws of the State of Delaware on June 5, 2000. The Company was incorporated to develop and launch an online brokerage service for the computer industry. The Company commenced active business operations on August 1, 2001 and is currently working on a strategy to raise capital in order to expand its online brokerage service.


2.   SIGNIFICANT ACCOUNTING POLICIES
     -------------------------------

     These financial statements have been prepared by management in conformity with accounting principles generally accepted in the United States of America and include the following significant accounting policies:


                                Use of Estimates
                                ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.


                              Comprehensive Income
                              --------------------

     The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners or distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is displayed in the statement of shareholder's equity and in the balance sheet as a component of shareholder's equity.

MICROSOURCEONLINE INC.
Notes to the Financial Statements
(Stated in United States Dollars)
May 31, 2001
================================================================================


3.   DUE TO RELATED COMPANY
     ----------------------

     Amount due to company related through common shareholdings is unsecured, non-interest bearing with no set terms of repayment.


4.   CAPITAL STOCK
     -------------

     The number of outstanding shares of the Company as at May 31, 2001 is computed as follows:

     Outstanding shares as at June 5, 2000                                NIL

     Shares issued in exchange for services                         8,365,000
                                                                    ---------
     Outstanding shares as at May 31, 2001                          8,365,000
                                                                    =========

     The Company authorized stock consists of 20,000,000 shares of common stock with a par value of $0.01.


5.   FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
     --------------------------------------------------------

     Financial Instruments
     ---------------------

     The following table details the carrying amounts and estimated fair values of the Company's financial instruments as May 31, 2001. The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision.

MICROSOURCEONLINE INC.
Notes to the Financial Statements
(Stated in United States Dollars)
May 31, 2001
================================================================================


5.   FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)
     --------------------------------------------------------------------

     Changes in assumptions could significantly affect the estimates.

                                                     Carrying       Fair
                                                      Amount       Value
                                                       2001         2001
     =====================================================================

        Financial Liabilities
             Accounts payable                        $125,000     $125,000
             Due to related company                   277,297      277,297
     ---------------------------------------------------------------------


     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Accounts Payable and Due to Related Parties
     -------------------------------------------

     The carrying amounts approximate fair value because of the short-term to maturity of these instruments.


6.   RELATED PARTY TRANSACTIONS
     --------------------------

     During the year, the Company was charged facilitation fees of $277,297 from a company related through common shareholdings, in order for the related company to recover certain costs incurred on behalf of the Company. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

     Management salary of $125,000 was expensed during the year and an accrual of $125,000 was included in accounts payable at year-end from a company related through a common shareholder.

MICROSOURCEONLINE INC.
Notes to the Financial Statements
(Stated in United States Dollars)
May 31, 2001
================================================================================


7.   BASIC NET LOSS PER SHARE
     ------------------------

     Basic net loss per share figures are calculated using the weighted average number of common shares outstanding computed on a daily basis.


8.   STATEMENT OF CASH FLOWS
     -----------------------

     A statement of cash flows has not been represented since, in the opinion of management, it would not provide any additional meaningful information.

                             MICROSOURCEONLINE INC.
                              Financial Statements
                        (Stated in United States Dollars)
                                  May 31, 2002

                             MICROSOURCEONLINE INC.

                                      INDEX

                                  May 31, 2002


                                                                       PAGE
                                                                       ----


AUDITORS' REPORT                                                         54


FINANCIAL STATEMENTS

         Balance Sheet - Statement I                                     55

         Statement of Shareholders' Deficiency and
             Comprehensive Loss - Statement II                           56

         Statement of Income - Statement III                             57


NOTES TO FINANCIAL STATEMENTS                                         58 - 61

                                AUDITORS' REPORT


To the Board of Directors of:
MICROSOURCEONLINE INC.


We have audited the accompanying balance sheet of MICROSOURCEONLINE INC. as at May 31, 2002 and the statements of shareholders' deficiency and comprehensive loss and income for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2002 and the results of its operations for the year then ended in accordance with United States generally accepted accounting principles.







North York, Ontario
October 8, 2002                                            Chartered Accountants
--------------------------------------------------------------------------------

MICROSOURCEONLINE INC.                                               Statement I
Balance Sheet
(Stated in United States Dollars)
As at May 31, 2002
================================================================================

                                                   2002               2001
--------------------------------------------------------------------------------


ASSETS
------
                                Current
        Bank                                 $          146     $          NIL


LIABILITIES
-----------
                                Current
        Due to related company (note 3)      $         -        $      277,297
        Accounts payable                            287,628            125,000
--------------------------------------------------------------------------------

                                                    287,628            402,297
--------------------------------------------------------------------------------

SHAREHOLDER'S DEFICIENCY
------------------------

     CAPITAL STOCK (note 4)                          84,975             83,650

     CONTRIBUTED SURPLUS                            462,432               -

     (DEFICIT) - Statement II                      (834,889)          (485,947)
--------------------------------------------------------------------------------

                                                   (287,482)          (402,297)
--------------------------------------------------------------------------------

                                             $          146     $          NIL
================================================================================


ON BEHALF OF THE BOARD:



----------------------------------------------
                                              Director



















{See accompanying notes.}

MICROSOURCEONLINE INC.                                              Statement II
Statement of Shareholder's Deficiency and Comprehensive Loss
(Stated in United States Dollars)
For the Year Ended May 31, 2002
================================================================================

                              Common     Contributed
                              Shares       Surplus       Deficit        Total
--------------------------------------------------------------------------------


BALANCE, June 5, 2000      $     -       $    -        $     -       $    -


Issuance of Common shares      83,650         -              -          83,650

Net (loss) for the period        -            -          (485,947)    (485,947)
--------------------------------------------------------------------------------


BALANCE, May 31, 2001          83,650         -          (485,947)    (402,297)


Issuance of Common shares       1,325      462,432           -         463,757

Net (loss) for the year          -            -          (348,942)    (348,942)
--------------------------------------------------------------------------------


BALANCE, May 31, 2002      $   84,975    $  462,432    $ (834,889)   $(287,482)
================================================================================
































{See accompanying notes.}

MICROSOURCEONLINE INC.                                             Statement III
Statement of Income
(Stated in United States Dollars)
For the Year Ended May 31, 2002
================================================================================

                                                     2002            2001
--------------------------------------------------------------------------------


REVENUE                                         $      9,000    $       -
-------
--------------------------------------------------------------------------------


EXPENSES
--------
      Bad debt                                        56,297            -
      Facilitation fees                               45,833         277,297
      General and administration fees                 76,305          83,650
         Management salary                           125,000         125,000
         Professional fees                            54,507            -

                                                     357,942         485,947
--------------------------------------------------------------------------------


NET (LOSS) FOR THE YEAR                         $   (348,942)   $   (485,947)
================================================================================


BASIC NET (LOSS) PER SHARE                      $       (.04)   $       (.06)
================================================================================


WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                      8,478,966       7,677,466
================================================================================



























{See accompanying notes.}

MICROSOURCEONLINE INC.
Notes to the Financial Statements
(Stated in United States Dollars)
May 31, 2002
================================================================================


1.   COMMENCEMENT OF OPERATIONS
     --------------------------

     The Company was incorporated under the laws of the State of Delaware on June 5, 2000. The Company was incorporated to develop and launch an online brokerage service for the computer industry. The Company commenced active business operations on August 1, 2001 and is currently working on a strategy to raise capital in order to expand its online brokerage service.


2.   SIGNIFICANT ACCOUNTING POLICIES
     -------------------------------

     These financial statements have been prepared by management in conformity with accounting principles generally accepted in the United States of America and include the following significant accounting policies:


                                Use of Estimates
                                ----------------

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.


                              Comprehensive Income
                              --------------------

          The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners or distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is displayed in the statement of shareholder's equity and in the balance sheet as a component of shareholder's equity.

MICROSOURCEONLINE INC.
Notes to the Financial Statements
(Stated in United States Dollars)
May 31, 2002
================================================================================


3.   DUE TO RELATED COMPANY
     ----------------------

     Amount due to company related through common shareholdings is unsecured, non-interest bearing with no set terms of repayment.


4.   CAPITAL STOCK
     -------------

     The number of outstanding shares of the Company as at May 31, 2002 is computed as follows:

     Outstanding shares as at June 5, 2000                                NIL

     Shares issued in exchange for services                         8,365,000
                                                                    ---------
     Outstanding shares as at May 31, 2001                          8,365,000

     Shares issued in exchange for services                            15,000

     Shares issued for cash                                            27,500

     Facilitation expense converted to common shares                   90,000
                                                                   ----------
                                                                    8,497,500
                                                                   ==========

     The Company authorized stock consists of 20,000,000 shares of common stock with a par value of $0.01.


5.   FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
     --------------------------------------------------------

     Financial Instruments
     ---------------------

     The following table details the carrying amounts and estimated fair values of the Company's financial instruments as May 31, 2002 and 2001. The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision.

     Changes in assumptions could significantly affect the estimates.

MICROSOURCEONLINE INC.
Notes to the Financial Statements
(Stated in United States Dollars)
May 31, 2002
================================================================================


5.   FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)
     --------------------------------------------------------------------


                                                 Carrying             Fair
                                                  Amount              Value
                                                   2002               2002
     ===========================================================================

        Financial Assets
             Bank                            $          146     $          146

        Financial Liabilities
             Accounts payable                       283,628            283,628
     ---------------------------------------------------------------------------



                                                 Carrying             Fair
                                                  Amount              Value
                                                   2002               2002
     ===========================================================================

        Financial Liabilities
             Accounts payable                $      125,000     $      125,000
             Due to related company                 277,297            277,297
     ---------------------------------------------------------------------------


     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:


     Bank, Accounts Payable and Due to Related Parties
     -------------------------------------------------

     The carrying amounts approximate fair value because of the short-term to maturity of these instruments.

MICROSOURCEONLINE INC.
Notes to the Financial Statements
(Stated in United States Dollars)
May 31, 2002
================================================================================


6.   RELATED PARTY TRANSACTIONS
     --------------------------

     During the year, the Company was charged facilitation fees of $45,833 (2000
     - $277,297) from a company related through common shareholdings, in order for the related company to recover certain costs incurred on behalf of the Company. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The facilitation expense relating from this company was exchanged for 90,000 common share of the Company.

     During the year, the Company paid $56,297 on behalf of a company related through common shareholdings, which will not be recoverable. This amount has been reflected as a bad debt in the year.

     Management salary of $125,000 (2001 - $125,000) was expensed during the year and accrual was recorded and included in accounts payable from a company related through a common shareholder. The balance in accounts payable relating to management salary is $250,000 (2000 - $125,000) at year-end.


7.   BASIC NET LOSS PER SHARE
     ------------------------

     Basic net loss per share figures are calculated using the weighted average number of common shares outstanding computed on a daily basis.


8.   STATEMENT OF CASH FLOWS
     -----------------------

     A statement of cash flows has not been represented since, in the opinion of management, it would not provide any additional meaningful information.























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




Items 5 and 6.  Index to and Description of Exhibits.

The following exhibits are filed with this registration statement:

Exhibit
Number
-----

(1)    Underwriters' agreements
       (a)    Equitrade
       (b)    Sierra
(2)    (a)    The Company's charter (articles of incorporation)
       (b)    The Company's bylaws
(4)    Form Subscription Agreement (to be supplied by amendment)
(6)    Material contracts - Agreement with PriceBridge.com, Inc. (to be filed under separate cover by counsel)
(7)    Material contracts - Agreement with Alliance Capital Inc. (to be filed under separate cover by counsel)
(8)    Material contracts - Agreement with National Car Rental (to be filed under separate cover by counsel)
(9)    Material contracts - Agreement with Hertz (to be filed under separate cover by counsel)
(10)   Material contracts - Agreement with Interwest Transfer Co., Inc.
(11)   Escrow Agreement
(12)   Consents
       (a)    of experts - Danziger & Hochman Chartered Accountants
       (b)    of underwriters - Equitrade
       (c)    of underwriters - Sierra
(13)   Opinion of counsel regarding legality of issuance of Shares
(14)   Additional exhibits - Projections


SIGNATURES

       In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1, and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Hamilton, Province of Ontario, Canada, on October 25, 2002.



                                                 "Registrant:"

                                                 MICROSOURCEONLINE, INC.
                                                 A Delaware Corporation



                                                 By: /s/ Sumit Majumdar
                                                    ----------------------------
                                                 Name:  Sumit Majumdar
                                                 Title:  President and Chief
                                                         Executive Officer and
                                                         Director


In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



By: /s/ Bruce B. Frankel                         By: /s/ Jamie Lobo
   ----------------------------                     ----------------------------
Name:  Bruce B. Frankel                          Name:  Jamie Lobo
Title:  Chief Operating Officer                  Title:  Chief Financial Officer
        and Director                                     and Director




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